Exhibit 99.1
AEI
Unaudited Condensed Consolidated Financial Statements and MD&A
as of June 30, 2009 and December 31, 2008
and for the Three and Six Months Ended June 30, 2009 and 2008

AEI AND SUBSIDIARIES

AEI AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(Millions of dollars (U.S.), except share and par value data)

ASSETS
Current assets:
Cash and cash equivalents	$524	$736
Restricted cash	57	83
Accounts and notes receivable:
Trade (net of allowance of $77 and $69, respectively)	892	863
Unconsolidated affiliates	15	11
Inventories	255	239
Prepaids and other current assets	334	384

Total current assets	2,077	2,316
Property, plant and equipment, net	3,842	3,524
Investments in and notes receivable from unconsolidated affiliates	1,092	907
Goodwill	635	614
Intangibles, net	404	393
Other assets	1,259	1,199

Total assets	$9,309	$8,953

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$577	$572
Unconsolidated affiliates	30	30
Current portion of long-term debt, including related party	634	547
Accrued and other liabilities	652	594

Total current liabilities	1,893	1,743
Long-term debt, including related party	2,915	3,415
Deferred income taxes	232	199
Other liabilities	1,369	1,331
Commitments and contingencies
Equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 234,230,825 and 224,624,481 shares issued and outstanding	—	—
Additional paid-in capital	1,899	1,754
Retained earnings	448	280
Accumulated other comprehensive income (loss)	90	(204)

Total equity attributable to AEI shareholders	2,437	1,830
Equity attributable to noncontrolling interests	463	435

Total equity	2,900	2,265

Total liabilities and equity	$9,309	$8,953

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.), except per share data

Revenues	$1,856	$2,434	$3,703	$4,604

Costs of sales	1,418	1,931	2,816	3,642

Operating expenses:
Operations, maintenance, and general and administrative expenses	187	221	364	449
Depreciation and amortization	69	80	129	132
Taxes other than income	10	15	21	26
(Gain) loss on disposition of assets	5	15	10	(53)

Total operating expenses	271	331	524	554

Equity income from unconsolidated affiliates	23	33	50	68

Operating income	190	205	413	476

Other income (expense):
Interest income	18	18	35	41
Interest expense	(80)	(101)	(159)	(193)
Foreign currency transaction gains (losses), net	45	(7)	6	23
Gain on early retirement of debt	3	—	3	—
Other income (expense), net	56	(5)	50	2

Total other income (expense)	42	(95)	(65)	(127)

Income before income taxes	232	110	348	349
Provision for income taxes	51	41	127	119

Net income	181	69	221	230
Less: Net income - noncontrolling interests	56	18	53	124

Net income attributable to AEI shareholders	$125	$51	$168	$106

Basic earnings per share:
Net income attributable to AEI shareholders	$0.54	$0.23	$0.73	$0.50

Diluted earnings per share:
Net income attributable to AEI shareholders	$0.53	$0.23	$0.72	$0.50

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months
	Ended June 30,
	2009	2008
	(Millions of dollars (U.S.))

Cash flows from operating activities:
Net income	$221	$230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129	132
Increase (decrease) in deferred revenue	33	(23)
Deferred income taxes	24	26
Equity earnings from unconsolidated affiliates	(50)	(68)
Distributions from unconsolidated affiliates	11	19
Foreign currency transaction gain, net	(6)	(23)
(Gain) loss on disposition of assets	10	(53)
Gain on early retirement of debt	(3)	—
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	8	(107)
Accounts payable, trade	(24)	120
Inventories	(2)	(71)
Prepaids and other current assets	3	3
Other	(58)	(13)

Net cash provided by operating activities	296	172

Cash flows from investing activities:
Proceeds from sale of investments	60	38
Capital expenditures	(166)	(140)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(22)	(219)
Cash and cash equivalents acquired	—	75
Net (increase) decrease in restricted cash	26	(20)
Contribution to unconsolidated subsidiaries	(7)	—
Other	5	(9)

Net cash used in investing activities	(104)	(275)

Cash flows from financing activities:
Issuance of long-term debt	378	167
Repayment of long-term debt	(813)	(161)
Increase (decrease) in short-term borrowings	68	(64)
Proceeds from issuance of common shares	—	200
Dividends paid to noncontrolling interest	(39)	(53)
Other	(6)	1

Net cash (used in) provided by financing activities	(412)	90

Effect of exchange rate changes on cash	8	8

Decrease in cash and cash equivalents	(212)	(5)
Cash and cash equivalents, beginning of period	736	516

Cash and cash equivalents, end of period	$524	$511

Cash payments for income taxes, net of refunds	$79	$47

Cash payments for interest, net of amounts capitalized	$116	$118

Non-cash exchange of related party debt for common shares	$118	$—

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION

AEI, together with its consolidated subsidiaries, manages, operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry through a number of holding companies, management services companies (“Service Companies”), and operating companies (collectively, “AEI,” the “Company,” or the “Holding Companies”).

The operating companies of AEI as of June 30, 2009 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2009	2009
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment

Accroven SRL (“Accroven”)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing MacroLink Gas Co. Ltd (“BMG”)(a)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)	50.00	Equity Method	Chile	Power distribution
Consorcio Eolico Amayo S.A. (“Amayo”)(c)(d)	12.72	Equity Method	Nicaragua	Power generation
DHA Cogen Limited (“DCL”)(a)	60.22	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“ENS”)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(a)(e)	37.00	Equity Method	Argentina	Power generation
Empresa Distribuidora Electrica Regional S.A. (“Emdersa”)(c)	19.91	Equity Method	Argentina	Power distribution
Empresa Energetica Corinto Ltd. (“Corinto”)(d)	57.67	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(f)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(a)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(g)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(f)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(f)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(h)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(a)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Company (“JPPC”)	84.42	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(a)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(h)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)	52.13	Consolidated	Colombia	Natural gas transportation and services, Natural gas distribution and Retail fuel
Puerto Quetzal Power LLC (“PQP”)	100.00	Consolidated	Guatemala	Power generation
Tipitapa Power Company Ltd (“Tipitapa”) (a)(d)	57.67	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)	59.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(f)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(i)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(g)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	The Company’s initial or additional interest was acquired during 2008.
(b)	POC holds the interest in the operations referred to as “Luz del Sur”. Chilquinta holds a 50% interest in a related service company, Tecnored S.A. (“Tecnored”).
(c)	The Company’s initial or additional interest was acquired during 2009 (see Note 3).
(d)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. In addition, AEI owns, through its 57.67% interest in NEH, a 12.72% equity interest in Amayo (see Note 3).
(e)	In June 2009, the Company increased its ownership interest in Emgasud S.A. from 31.89% to 37.00%.
(f)	These four companies comprise the integrated project “Cuiabá”.
(g)	In May 2008, the Company’s ownership in Transredes, held through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0% in 2008. The company maintains a 1.28% direct ownership interest in Transredes. The Company’s direct and indirect ownership in GTB is 17.65% as of June 30, 2009. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.
(h)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.
(i)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.21%.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Interim results are not necessarily indicative of annual results. For further information, refer to the audited consolidated financial statements and notes thereto included in the AEI and subsidiaries audited financial statements as of and for the three years ended December 31, 2008 and our audited recasted financial statements as of and for the three years ended December 31, 2008 as filed with the Securities and Exchange Commission.

The Cuiaba and Trakya entities are variable interest entities. The Company has ownership interests and notes receivable with Cuiaba, which will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position in and is closely associated with Trakya’s operations through its Operations and Management agreement. Therefore, the Company has determined that it is the primary beneficiary for both Cuiaba and Trakya.

2.	ACCOUNTING AND REPORTING CHANGES

Recent Accounting Policies — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 was deferred until fiscal years beginning after November 15, 2008. The Company adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on the Company’s consolidated statements of operations. The Company adopted the remaining requirements of SFAS No. 157 on January 1, 2009, and the adoption will impact the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141R on January 1, 2009 and is applying the provisions to business combinations entered into subsequent to that date.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on January 1, 2009 and has incorporated the changes in its financial statement presentation for all periods presented. The retrospective application of this standard reclassifies minority interest expense of $18 million and $124 million for the three months and six months ended June 30, 2008, respectively, as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI, reclassifies minority interest of $435 million as of December 31, 2008 previously included in total liabilities as noncontrolling interest in equity and separately reflects changes in noncontrolling interest in changes in equity and comprehensive income.

In November 2008, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. The Company adopted EITF Issue No. 08-6 on January 1, 2009 and is applying the provisions to acquisitions of equity method investments.

Although past transactions would have been accounted for differently under SFAS No. 141R and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 on January 1, 2009 and has incorporated the changes in its financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. The provisions of FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The Company has incorporated the additional disclosure requirements in its financial statements for the quarter ended June 30, 2009.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides additional guidance on estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 and the Company has incorporated the additional disclosure requirements in its consolidated financial statements beginning with the quarter ended June 30, 2009.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which amends current other-than-temporary impairment guidance for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. The Company has incorporated the additional disclosure requirements in its consolidated financial statements beginning with the quarter ended June 30, 2009.

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions of SFAS No. 165 are effective for interim and annual periods ending after June 15, 2009. The Company adopted SFAS No. 165 as of June 30, 2009 and there was no significant impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. The provisions of SFAS No. 166 are effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this Statement on January 1, 2010 and apply this Statement and related disclosure provisions to transfers occurring on or after the effective date.

In June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 amends certain requirements of FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities” to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The provision of SFAS No. 167 are effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this Statement on January 1, 2010 and has not determined the impact, if any, on its consolidated financial statements.

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 replaced FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt this Statement for the interim period ending September 30, 2009 and incorporate the new codification in its consolidated financial statements. While the adoption of SFAS No. 168 will not have an impact on AEI’s consolidated financial statements, SFAS No. 168 will impact the reference to authoritative and non-authoritative accounting literature within the notes.

3.	ACQUISITIONS

2009 Acquisitions

Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaragua Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. Amayo is a 40 MW wind generation greenfield development project located in Rivas province, Nicaragua. As a result, AEI owns 57.67% and Centrans owns 42.33% of NEH. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in NEH up to 50.00%. The Company accounted for the exchange of ownership interests in Corinto and Tipitapa as an equity transaction and the interests were contributed to NEH at the carrying value. The acquisition of an ownership interest in Amayo by NEH was accounted for as a business combination. AEI consolidated NEH, which consolidates Corinto and Tipitapa and accounts for Amayo under the equity method, from January 1, 2009. The Company is in the process of finalizing its purchase price allocation.

Trakya — On May 1, 2009, AEI signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, the Company anticipates that this transaction will be completed in the second half of 2009.

2009 Acquisitions of Equity Investments

Emdersa — On May 22, 2009, AEI acquired from a third party a 19.91% interest in Empresa Distribuidora Electrica Regional S.A. (“Emdersa”), an Argentine holding company that controls or owns equity interest in three power distribution companies. AEI paid cash of $7 million and contributed 1,497,760 shares of AEI in exchange for the 19.91% ownership interest of Emdersa. The acquisition was accounted for as a business combination and the Company accounts for this investment under the equity method as of May 22, 2009. The Company is in the process of finalizing its purchase price allocation.

Emgasud — On June 17, 2009, AEI paid cash of $15 million to acquire additional shares of Emgasud, which increased AEI’s ownership interest in Emgasud from 31.89% to 37%. The Company continues to account for this investment under the equity method.

2008 Acquisitions

Sociedad de Inversiones en Energia (“SIE”) — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger. A gain of $74 million, net of tax of $0 million, net income of noncontrolling interest of $58 million, and incremental goodwill in the amount of $255 million were recorded in first quarter 2008 related to this transaction. As a result of the final purchase price allocation, the gain was reduced by $6 million and goodwill was reduced to $188 million in the third quarter of 2008. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.

BMG — On January 30, 2008, the Company completed its acquisition of a 70% interest in BMG and its subsidiaries for $58 million in cash and recorded $5 million of goodwill upon finalization of the purchase price allocation. A portion of the interest purchased was funded in December 2007 (a 10.23% interest accounted for under the cost method in 2007). As a result of the January 2008 transaction, BMG was consolidated from January 30, 2008 forward. BMG builds city gas pipelines and sells and distributes piped gas in the People’s Republic of China.

Luoyang — On February 5, 2008, the Company acquired for $14 million in cash a 48% interest in Luoyang located in the Henan Province, People’s Republic of China. Luoyang owns and operates a power plant consisting of two coal-fired circulating fluidized-bed boilers and two 135 megawatt (“MW”) steam turbines. As part of the transaction, the Company’s representation on Luoyang’s board of directors is four of the total seven members, which allows the Company to exercise control over Luoyang’s daily operations. On June 6, 2008, the Company acquired an additional 2% of Luoyang for $5 million in cash, increasing its total ownership to 50%. The Company recorded a total of $11 million of goodwill as a result of the acquisitions of ownership interests in Luoyang.

Tipitapa — The Company acquired 100% of Tipitapa on June 11, 2008 for $18 million in cash. The excess of $4 million of fair value of the net assets of Tipitapa over the purchase price was applied as a reduction to the fixed assets. Tipitapa, a Power Generation Company with operations in Nicaragua, provides 51 MW of generation capacity and associated energy through a long-term power purchase agreement (“PPA”) with two Nicaraguan distribution companies, both majority owned by a third party.

2008 Acquisitions of additional interests in entities already consolidated in 2007

Promigas — During the six months ended June 30, 2008, Promigas acquired additional ownership interests in consolidated subsidiaries for $46 million in cash and recorded $28 million of goodwill as a result of the purchases.

2008 Greenfield development projects

Jaguar — On May 5, 2008, a subsidiary of the Company was awarded a contract to supply 200 MW to local distribution companies as part of a competitive public bid process in Guatemala for which a subsidiary of the Company will build, own and operate a nominal 300 MW solid fuel-fixed generating facility. A subsidiary of the Company also executed power purchase agreements to sell capacity and energy for a 15 year term. Subject to obtaining financing and completion of other project milestones, we anticipate that the power generation plant construction will begin in the second half of 2009 and is expected to be completed in 2012. The plant will be located 80 kilometers south of Guatemala City in the Department of Escuintla, Guatemala.

2008 Acquisition of development assets

Fenix — On June 26, 2008, AEI acquired an 85% interest in Empresa Electrica de Generacion de Chilca S.A., referred to as “Fenix”, a Peruvian company in the advanced stages of developing a 544 MW combined cycle power plant in Chilca, Peru. The interest was acquired for $100 million cash paid at the closing. AEI is obligated to pay, if certain conditions are met, an additional $20 million to the previous shareholders with 37.5% due at the commencement of construction and the remainder at full commencement of commercial operations.

4.	OTHER INCOME

Elektro — Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. Elektro had previously accrued approximately $49 million and made a judicial deposit of approximately $21 million (based on the exchange rate as of June 30, 2009) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local Brazilian accounting standards board), Elektro has reversed the reserve allocated for this contingency which was previously recorded as other expense. The impact of this reversal resulted in $49 million ($32 million net of tax) in income which is reflected as Other income (expense), net in the unaudited condensed consolidated statements of operations. The $21 million judicial deposit made by Elektro remains as restricted cash and will not be released until the final decision by the supreme court on their appeal is made.

5.	(GAIN) LOSS ON DISPOSITION OF ASSETS

(Gain) loss on disposition of assets consists of the following:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)

Gain on exchange for additional shares of SIE (see Note 3)	$—	$—	$—	$(74)
Loss on sale of debt securities (see Note 12)	—	14	—	14
Loss on sale of operating equipment	5	5	10	11
Other	—	(4)	—	(4)

	$5	$15	$10	$(53)

The gain on the exchange for additional shares of SIE was subsequently reduced to $68 million as a result of finalizing the purchase price allocation in the third quarter of 2008.

6.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Parent Company	$8	$284
Consolidated Holding and Service Companies	66	35
Consolidated Operating Companies	450	417

Total cash and cash equivalents	$524	$736

Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.

Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Brazilian Real	$134	$111
Colombian Peso	86	96
Chilean Peso	26	14
Chinese Renminbi	20	15
Polish Zloty	8	8
Other	19	16

Total foreign currency cash and cash equivalents	$293	$260

Restricted cash consists of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Current restricted cash:
Collateral and debt reserves for financing agreements (see Note 14)	$50	$63
Restricted due to long-term power purchase agreements	2	—
Collateral for contracts	1	5
Other	4	15

Total current restricted cash	57	83

Noncurrent restricted cash (included in other assets, see Note 12):
Amounts in escrow accounts related to taxes	27	24
Collateral and debt reserves for financing agreements	3	3
Restricted due to long-term power purchase agreements	6	5
Collateral for contracts	17	16
Other	3	1

Total non-current restricted cash	56	49

Total restricted cash	$113	$132

7.	INVENTORIES

Inventories consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Materials and spare parts	$91	$141
Fuel	164	98

Total inventories	$255	$239

8.	PREPAIDS AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Prepayments	$26	$29
Regulatory assets	21	25
Deferred income taxes	101	71
Receivable from YPFB	—	60
Taxes other than income	39	36
Government subsidy — Delsur	13	20
Net investments in direct financing leases	—	10
Current marketable securities	1	7
Other	133	126

Total prepaid and other current assets	$334	$384

As a result of ongoing analysis of contracts as part of the initial purchase price allocation for DCL, the power purchase agreement was determined to be an operating lease versus a financing lease. Accordingly, the lease receivable balance was reclassified to property, plant and equipment during the first quarter of 2009. Subsequently in the second quarter, the power purchase agreement was terminated (see Note 21).

In October 2008, the Company reached a settlement with Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), the Bolivian state-owned energy company, related to its investment in Transredes pursuant to which YPFB agreed to pay the Company $120 million in two installments. The first payment of $60 million was received in October 2008 and the second payment of $60 million was received in March, 2009.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment, net consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Machinery and equipment	$2,173	$1,888
Pipelines	820	777
Power generation equipment	933	862
Land and buildings	445	378
Vehicles	37	29
Furniture and fixtures	35	31
Other	73	106
Construction-in-process	216	209

Total	4,732	4,280
Less accumulated depreciation and amortization	(890)	(756)

Total property, plant and equipment, net	$3,842	$3,524

Depreciation and amortization expense is summarized as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)

Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$63	$73	$116	$122
Amortization of intangible assets, net	6	7	13	10

Total	$69	$80	$129	$132

The Company capitalized interest of $4 million and $3 million for the three months ended June 30, 2009 and 2008, respectively, and $6 million and $5 million for the six months ended June 30, 2009 and 2008, respectively.

10.	INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Equity method:
Accroven	$33	$24
Amayo (see Note 3)	9	—
BMG’s equity method investments	1	1
Chilquinta	348	266
EEC Holdings	7	7
Emdersa (see Note 3)	29	—
Emgasud (see Note 3)	62	49
POC	369	341
Promigas’ equity method investments	49	41
Subic	9	9
Tecnored	27	21

Total investments — equity method	943	759
Total investments — cost method	28	28

Total investments in unconsolidated affiliates	971	787

Notes receivable from unconsolidated affiliates:
Chilquinta	98	98
GTB	15	14
TBG	8	8

Total notes receivable from unconsolidated affiliates	121	120

Total investments in and notes receivable from unconsolidated affiliates	$1,092	$907

In February 2009, the 15-year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule and the plant was turned over to the NPC without additional compensation. The Company’s remaining investment balance in the holding companies of Subic will be realized from the expected return of invested capital to shareholders upon final dissolution of the holding companies.

The Company’s share of the underlying net assets of its investments at fair value in POC, Chilquinta, Tecnored, Emgasud, Amayo and Emdersa was less than the carrying amount of the investments. The basis differential of $227 million represents primarily indefinite-lived intangible concession rights and goodwill which are tested annually for impairment.

Except for the $227 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the purchase price of those investments. The credit excess of $34 million as of June 30, 2009 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.

Equity income from unconsolidated affiliates is as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)

Accroven	$3	$4	$10	$8
Chilquinta	7	10	13	20
Emgasud	(1)	—	(1)	—
POC	10	8	18	16
Promigas’ equity income from investments in unconsolidated affiliates	3	4	6	9
Subic	—	2	2	5
Tecnored	1	1	2	2
TR Holdings and GTB	—	4	—	8

Total	$23	$33	$50	$68

Dividends received from unconsolidated affiliates amounted to $5 million and $6 million for the three months ended June 30, 2009 and 2008, respectively, and $11 million and $19 million for the six months ended June 30, 2009 and 2008, respectively.

Equity income from TR Holdings and GTB ceased in May 2008 as a result of the nationalization of TR Holdings’ investment in Transredes.

11.	GOODWILL AND INTANGIBLES

The Company’s changes in the carrying amount of goodwill are as follows:

	2009	2008
	Millions of dollars (U.S.)

Balance at January 1	$614	$402
Acquisitions:
New acquisitions (see Note 3)	—	311
Acquired goodwill from consolidation of new acquisitions	—	48
Translation adjustments and other	21	9

Balance at June 30	$635	$770

The Company’s carrying amounts of intangibles are as follows:

	June 30, 2009			December 31, 2008
	Cost	Accum. Amort.	Net	Cost	Accum. Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)

Amortizable intangibles:
Customer relationships	$172	$25	$147	$171	$20	$151
Concession and land use rights	154	12	142	152	8	144
Power purchase agreements and contracts	58	49	9	64	43	21
Software costs	48	27	21	42	21	21
Other	7	4	3	4	4	—

Total amortizable intangibles	$439	$117	322	$433	$96	337

Nonamortizable intangibles:
Concession and land use rights			56			31
Promigas trademarks			26			25

Total nonamortizable intangibles			82			56

Total intangibles			$404			$393

Goodwill — AEI evaluates goodwill for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. Generally, each operating company business constitutes a reporting unit. During the six months ended June 30, 2009 and 2008, reporting units were generally acquired in separate transactions. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value.

Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. At June 30, 2009 and December 31, 2008, the Company also had intangible liabilities of $52 million and $57 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 16).

12.	OTHER ASSETS

Other assets consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$165	$169
Promigas customers	143	128
Other	10	9

	318	306
Net investments in direct financing leases (see Note 8)	—	63
Regulatory assets	99	49
Deferred income taxes	257	265
Investments in debt securities	221	192
Restricted cash (see Note 6)	56	49
Deferred financing costs, net	20	22
Other miscellaneous investments	8	7
Other deferred charges	196	160
Other noncurrent assets	84	86

Total	$1,259	$1,199

Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)

Available-for-sale debt securities:
Matured debt securities included in debt restructuring agreements:
Fair value at beginning of period	$169	$218	$168	$282
Sale of existing securities	—	(38)	—	(38)
Unrealized net gain (loss) affecting other comprehensive income	28	(37)	29	(101)

Fair value at end of period	197	143	197	143

Total available-for-sale securities, end of period	197	143	197	143

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	22	22	22	22
Promissory notes	2	2	2	2

Total held-to-maturity securities, beginning and end of period	24	24	24	24

Total	$221	$167	$221	$167

On May 20, 2008, the Company sold its interests in debt securities of Gas Argentino S.A. (“GASA”) that were recorded in the Company’s balance sheet as available-for-sale securities for $38 million in cash. The Company realized a loss of $14 million on the sale of these available-for-sale securities. No sales of available-for-sale securities or held-to-maturity securities occurred during the six months ended June 30, 2009. The Company’s available-for-sale securities as of June 30, 2009 consist primarily of matured debt securities of an Argentine holding company, Compañía de Inversiones de Energía S.A. (“CIESA”), which holds controlling interests in Transportadora de Gas del Sur S.A. (“TGS”), an Argentine gas transportation company. Sales of available-for-sale securities in the future could result in significant realized gains or losses (see Note 17).

13.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Employee-related liabilities	$46	$48
Income taxes payable	8	—
Deferred income taxes	21	10
Other taxes:
Value added taxes	50	40
Taxes on revenues	12	13
Withholding taxes	10	25
Governmental taxes	10	11
Other	38	31
Interest	63	42
Customer deposits	56	64
Dividends payable to noncontrolling interests	40	17
Regulatory liabilities	43	35
Tax and legal contingencies	4	19
Cost Increase Protocol payable — Trakya	37	37
Deferred revenues	53	32
Other accrued expenses	38	47
Other	123	123

Total	$652	$594

14.	LONG TERM DEBT

Long-term debt consists of the following:

	Variable or	Interest	Final	June 30,	December 31,
	Fixed Rate	Rate (%)	Maturity	2009	2008
	Millions of dollars (U.S.), except interest rates

Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	3.6	2014	$914	$936
Revolving credit facility, U.S. dollar	Variable	3.3	2012	53	390
Synthetic revolving credit facility, U.S. dollar	Variable	3.3	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	246	352
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	5.1 – 7.9	2009 – 2015	43	87
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 – 2016	97	97
DCL, Pakistan Rupee	Variable	12.0 – 16.8	2009 – 2019	79	77
Delsur, U.S. dollar	Variable	6.8	2015	69	73
EDEN, U.S. dollar	Variable	4.0	2013	25	37
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	3.5	2018	20	20
Elektra, U.S. dollar revolving credit facility	Variable	4.3 – 5.5	2009	—	25
Elektro, Brazilian real debentures	Variable	10.8 – 13.5	2011	277	238
Elektro, Brazilian real note	Variable	5.0 – 12.3	2009 – 2020	230	132
ENS, Polish Zloty loans	Variable	5.4	2009 – 2018	55	67
Luoyang, Chinese Renminbi	Variable	5.8 – 9.9	2009 – 2016	116	133
PQP, U.S. dollar notes	Variable	2.3 – 3.7	2012 – 2015	80	88
Promigas, Colombian peso debentures	Variable	11.5 – 11.6	2011 – 2012	120	116
Promigas, Colombian peso notes	Variable	7.75 – 11.5	2009 – 2014	715	534
Promigas, U.S. dollar notes	Variable	3.6 – 9.9	2011 – 2012	152	291
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	5.4 – 10.2	2009 – 2014	54	65

				3,549	3,962
Less current maturities				(634)	(547)

Total				$2,915	$3,415

Interest rates reflected in the above table are as of June 30, 2009. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of June 30, 2009 was 0.6%.

Long-term debt includes related party amounts of $477 million and $603 million as of June 30, 2009 and December 31, 2008, respectively, from shareholders associated with both the Company’s senior credit facility and

PIK notes. Long-term debt also includes related party amounts of $97 million at both June 30, 2009 and December 31, 2008, from loans provided to Cuiabá by other shareholders in the project.

The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 21). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for EDEN and DCL (see Note 21), were in compliance with their respective debt covenants as of June 30, 2009.

Revolving Credit Facility — In June 2009, the Company made repayments of $337 million of revolving loans that were drawn under its Revolving Credit Facility.

Payment in Kind (PIK) Notes — On March 11, 2009 the Company, upon amendment of the PIK Note Purchase Agreement, issued an option to the PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged and adjusts downward on a daily basis. Additionally, the amendment allows the Company to purchase, upon the Holders election, the PIK notes in the open market for cash, subject to certain conditions. On March 12, 2009, various funds that are managed by Ashmore Investment Management Limited (“Ashmore”), agreed to exchange PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock. Funds that are managed by Ashmore also own a majority of AEI’s shares. As a result of this exchange transaction, based on the fair value of the company common stock, the Company recorded an equity transaction for the issuance of such shares and the early retirement of the related debt. As the PIK Notes exchanged were held by funds having the same investment advisor as our majority shareholders, the Company recorded a $21 million increase in paid-in-capital representing the difference between the carrying value of the acquired PIK notes and the estimated fair value paid.

Cálidda — In March 2009, Cálidda repaid its subordinated loan of $47 million with funds provided through an intercompany loan with its shareholders, AEI and Promigas. Interest on this loan accrues at LIBOR plus 6.5% and is payable quarterly. Principal is due at maturity in 2014. The letter of credit, associated with the previous subordinated loan, was allowed to expire at repayment, which released $29 million of cash collateral.

Elektra — In January and February 2009, Elektra made repayments of $25 million representing all of its outstanding revolving loans drawn under its Revolving Credit Facility.

EDEN — On May 22, 2009, AEI purchased from a third party $10 million of outstanding debt held by its consolidated subsidiary EDEN. A gain of $3 million was recognized and is included in “Gain on early retirement of debt” in the unaudited condensed consolidated statements of operations.

Elektro — On April 24, 2009, Elektro issued unsecured commercial paper totaling 120 million Brazilian reais (approximately U.S. $61 million) that mature in October 2009 and accrue interest at the Brazil Interbank interest rate (CDI) plus 2%. On July 1, 2009, Elektro issued non-convertible debentures in the amount of 300 million Brazilian reais (approximately U.S. $152 million) which will mature on September 18, 2011. The debentures will pay an annual interest rate of 1.4 percentage points over the local interbank rate. A portion of the proceeds from the issuance were used to repay the unsecured commercial paper issued in April.

Promigas — During the second quarter of 2009, Promigas reduced its U.S. dollar denominated notes by $142 million primarily through refinancings in Colombian peso denominated notes. These notes have an average annual interest rate of 9.8% and maturity between 2011 and 2014. The notes are primarily unsecured.

15.	INCOME TAXES

AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.

The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.

The effective income tax rate for the six months ended June 30, 2009 and 2008 was 36.5% and 34.1%, respectively, and both were higher than the Cayman Islands statutory rate of 0% primarily due to the Company being taxed in multiple jurisdictions outside of the Cayman Islands and secondarily due to losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.

16.	OTHER LIABILITIES

Other liabilities consist of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Deferred revenue	$479	$437
Special obligations	224	192
Uncertain tax positions	153	156
Notes payable to unconsolidated affiliates	106	109
Tax and legal contingencies (see Note 21)	35	68
Unfavorable power purchase agreements (see Note 11)	52	57
Taxes payable — San Felipe (see Note 21)	67	66
Capital lease obligations	43	48
Cost Increase Protocol payable — Trakya	6	25
Interest	23	22
Pension and other postretirement benefits (see Note 20)	14	14
Regulatory liabilities	73	25
Other	94	112

Total	$1,369	$1,331

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents AEI’s assets and liabilities that are measured at fair value on a recurring basis, and are categorized based on the fair value hierarchy. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

		Fair Value Measurement at Reporting Date Using
		Final Quoted Prices
		in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable
Assets	June 30, 2009	(Level 1)	(Level 2)	Inputs (Level 3)
	Millions of dollars (U.S.)

Available-for-sale securities	$197	$—	$197	$—
Derivatives	17	—	17	—

Total assets	$214	$—	$214	$—

Derivatives	$55	$—	$55	$—

Total liabilities	$55	$—	$55	$—

Available-for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.

The approximate current fair market value of the securities at June 30, 2009 and December 31, 2008 was $197 million and $168 million, respectively. The values consider the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The valuation decreased below the original cost beginning in the fourth quarter of 2007 and remains in an unrealized loss position due to the decline in the stock price of TGS. The TGS stock trades on both the Argentine and New York stock exchanges, which have been impacted by the 2008 global financial crisis. The decline in the valuation from its cost through June 30, 2009 has resulted in $48 million of unrealized losses, or 20% less than original cost, in the Company’s other accumulated comprehensive loss account.

At each period end, including as of June 30, 2009 and December 31, 2008, in order to evaluate any impairment in its debt securities, the Company applies a systematic methodology considering its ability and intent to hold the security, its expected recovery of the amortized cost and any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. The Company believes that the ultimate outcome of the debt will be conversion into an asset at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.

Considering the Company’s intent regarding the conversion to equity of CIESA through one of various alternatives to gain an indirect ownership interest in TGS, and the Company’s ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of cost, the Company does not consider those investments to be other-than-temporarily impaired as of June 30, 2009. For further information regarding CIESA debt securities, see Note 21.

Derivatives and Fair Value of Financial Instruments

Objectives for Using Derivatives  — The Company is exposed to certain risk relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk and commodity price risk. These risks are managed through the use of derivative instruments including interest rate swaps, foreign currency contracts and commodity contracts.

Accounting for Derivatives Impact on Financial Statements — The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. The fair value of AEI’s derivative portfolio is determined using observable inputs including LIBOR rate curves and forward foreign exchange curves. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income.

Interest Rate Swaps — The Parent and certain operating companies have entered into various interest rates swap agreements to limit their interest rate risk exposures to variable-rate debt. The Company has designated all interest rate swaps as cash flow hedges. Accordingly, unrealized gains and losses relating to the swaps are deferred in other comprehensive income until interest expense on the related debt is recognized in earnings. Maturities on these interest rate swaps range from 2010 to 2018. The total notional value of interest rate swaps that have been designated and qualify for the Company’s cash flow hedging program as of June 30, 2009 was approximately $1,028 million.

Foreign currency contracts — The Company uses hedge transactions classified as net investment hedges to protect its net investment in Elektro, Promigas, ENS and Chilquinta against adverse changes in the exchange rate between the U.S. dollar and the local currency. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (the local currency) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated. The Company also entered into certain derivative contracts with a notional amount of $22 million as of June 30, 2009 which were not designated as hedging instruments. These contracts were entered to economically hedge foreign exchange risk associated with the local currency-based dividends received from Elektro, Promigas, ENS and Chilquinta on a recurring basis. The total notional value of foreign currency contracts that have been designated and qualify for the Company’s net investment hedging program as of June 30, 2009 was approximately $122 million.

Commodity derivatives — While generally our contracts are structured to minimize our exposure to fluctuations in commodity fuel prices, some of our operating companies entered into various commodity derivative contracts for a period ranging from 6 months to 31 months to protect margins for a portion of future revenues and cost of sales. The Company has designated the commodity derivatives as cash flow hedges. The total notional amount of those commodity derivatives that have been designated and qualify for the Company’s cash flow hedging program as of June 30, 2009 was approximately 240,000 barrels of fuel oil and 388,600 MMBTU of natural gas.

The balance sheet classification of the assets and liabilities related to derivative financial instruments is summarized below as of June 30, 2009 and December 31, 2008 (in millions of dollars (U.S.)):

	Derivative Assets		Derivative Liabilities
As of June 30, 2009	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value

Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$1
Foreign currency contracts	Prepaids and other current assets	—	Accrued and other current liabilities	7
Commodity hedge	Prepaids and other current assets	1	Other liabilities	2
Interest rate swaps	Other assets	16	Other liabilities	44

Total Derivatives designated as hedging instruments		$17		$54

Derivatives not designated as hedging instruments
Foreign currency contracts	Prepaids and other current assets	$—	Accrued and other current liabilities	$1

Total Derivatives not designated as hedging instruments		$—		$1

Total Derivatives		$17		$55

	Derivative Assets		Derivative Liabilities
As of December 31, 2008	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value

Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$1
Foreign currency contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	—	Other liabilities	63

Total Derivatives designated as hedging instruments		$1		$64

The following table summarizes the effect of all cash flow hedges on the unaudited condensed consolidated statements of operations (in millions of dollars (U.S.)):

		Gain (Loss) Reclassified
		from AOCI into Interest	Gain (Loss) Recognized in
	Gain (Loss) Recognized	Expense (Effective	Other Income (Expense)
	in OCI	Portion)	(Ineffective Portion)

Interest Rate Swaps:
For the Three Months Ended June 30:
2009	$24	$(8)	$—
2008	19	(3)	—
For the Six Months Ended June 30:
2009	21	(13)	—
2008	(4)	(4)	—

The following table summarizes the effect of all net investment hedges on the unaudited condensed consolidated statements of operations (in millions of dollars (U.S.)):

		Gain (Loss) Reclassified
		from AOCI into Foreign
		Currency Transaction	Gain (Loss) Recognized in
	Gain (Loss) Recognized	Gain (Loss) (Effective	Other Income (Expense)
	in OCI	Portion)	(Ineffective Portion)

Foreign Currency Contracts:
For the Three Months Ended June 30:
2009	$(9)	$—	$—
2008	—	—	—
For the Six Months Ended June 30:
2009	(8)	—	—
2008	(4)	—	—

The following table summarizes the effect of other derivative instruments the Company entered into that do not qualify for hedging treatment (in millions of dollars (U.S.)):

Gain (Loss)
Recognized in
Foreign Currency
Transaction
Gain (Loss)

Foreign Currency Contracts:
For the Three Months Ended June 30:
2009	$(3)
2008	—
For the Six Months Ended June 30:
2009	(2)
2008	—

Fair Value of Financial Instruments — The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of interest rate swaps and foreign currency forwards and swaps is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.

The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	June 30, 2009
	Carrying Value	Fair Value
	Millions of dollars (U.S.)

Assets:
Notes receivable from unconsolidated subsidiaries	$121	$129
Investment in debt securities, including available-for-sale securities	221	221
Derivatives	17	17
Liabilities:
Derivatives	55	55
Long-term debt, including current maturities	3,549	3,390

18.	PER SHARE DATA

Basic and diluted earnings per share attributable to AEI were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Basic earnings per share attributable to AEI:
Net income attributable to AEI (millions of U.S. dollars)	$125	$51	$168	$106
Average number of common shares outstanding (millions)	232	218	229	214
Basic earnings per share attributable to AEI	$0.54	$0.23	$0.73	$0.50
Effect of dilutive securities:
Stock options (millions of options)	—	—	—	—
Restricted shares (millions of shares)	—	—	—	—
Convertible PIK notes (millions of shares) (see Note 14)	15	—	15	—
Dilutive earnings per share attributable to AEI	$0.53	$0.23	$0.72	$0.50

The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. For the three months ended June 30, 2009 and 2008, 4,832,836 and 2,789,320 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares. For the six months ended June 30, 2009 and 2008, 5,012,612 and 2,789,320 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.

19.	COMPREHENSIVE INCOME AND CHANGES IN EQUITY

The components of total comprehensive income between AEI and noncontrolling interests were as follows:

	For the Three Months Ended June 30,
	2009			2008
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
	Millions of dollars (U.S.)

Net income	$125	$56	$181	$51	$18	$69
Other comprehensive income (loss):
Foreign currency translation gain (loss) (net of income tax of $0)	252	13	265	(22)	32	10
Amortization of actuarial and investment gains (net of income tax of $0)	(1)	—	(1)	—	—	—
Net unrealized gain on qualifying derivatives (net of income tax of $(1) million and $0, respectively)	31	—	31	22	—	22
Net change in fair value of available-for-sale securities (net of income tax of $0)	28	—	28	(23)	—	(23)

Total other comprehensive income (loss)	310	13	323	(23)	32	9

Total comprehensive income	$435	$69	$504	$28	$50	$78

	For the Six Months Ended June 30,
	2009			2008
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
	Millions of dollars (U.S.)

Net income	$168	$53	$221	$106	$124	$230
Other comprehensive income:
Foreign currency translation gain (net of income tax of $0)	231	15	246	110	32	142
Net unrealized gain on qualifying derivatives (net of income tax of $0)	34	—	34	—	—	—
Net change in fair value of available-for-sale securities (net of income tax of $0)	29	—	29	(87)	—	(87)

Total other comprehensive income	294	15	309	23	32	55

Total comprehensive income	$462	$68	$530	$129	$156	$285

The following tables provide a reconciliation of the beginning and ending balances of total equity, equity attributable to AEI and equity attributable to noncontrolling interests as of June 30, 2009 and 2008:

	AEI
				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Total
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2009	$—	$1,754	$280	$(204)	$435	$2,265
Net income	—	—	168	—	53	221
Issuance of new shares	—	125	—	—	—	125
Compensation under stock incentive plan	—	3	—	—	—	3
Foreign currency translation	—	—	—	231	15	246
Net unrealized gain on qualifying derivatives (net of income tax of $0)	—	—	—	34	—	34
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	29	—	29
Dividends	—	—	—	—	(61)	(61)
Changes in ownership	—	(4)	—	—	17	13
PIK note exchange	—	21	—	—	—	21
Other	—	—	—	—	4	4

Balance, June 30, 2009	$—	$1,899	$448	$90	$463	$2,900

	AEI
				Accumulated
		Additional		Other
	Common	Paid In	Retained	Comprehensive	Noncontrolling	Total
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2008	$—	$1,521	$122	$215	$288	$2,146
Net income	—	—	106	—	124	230
Issuance of new shares	—	200	—	—	—	200
Compensation under stock incentive plan	—	4	—	—	—	4
Foreign currency translation	—	—	—	110	32	142
Change in fair value of available for sale securities (net of income tax of $0)	—	—	—	(87)	—	(87)
Dividends	—	—	—	—	(55)	(55)
Changes in ownership	—	—	—	—	256	256
Other	—	2	—	—	(2)	—

Balance, June 30, 2008	$—	$1,727	$228	$238	$643	$2,836

Accumulated other comprehensive income (loss) attributable to AEI consists of the following:

	June 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)

Cumulative foreign currency translation	$100	$(131)
Unrealized derivative losses	(34)	(68)
Unamortized actuarial and investment gains	54	54
Unrealized loss on available for sale securities	(30)	(59)

Total	$90	$(204)

20.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The components of net periodic pension benefit are as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)

Service cost	$1	$1	$2	$2
Interest cost	7	8	14	16
Amortization of actuarial gain	(1)	—	(2)	—
Expected employee contribution	(1)	—	(1)	(1)
Expected return on plan assets for the period	(10)	(10)	(20)	(19)

Total net periodic pension benefit	$(4)	$(1)	$(7)	$(2)

The total amounts of employer contributions paid for the six months ended June 30, 2009 and 2008 were less than $1 million in each period. The expected remaining scheduled annual employer contributions for 2009 are less than $1 million.

21.	COMMITMENTS AND CONTINGENCIES

Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of June 30, 2009, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $183 million issued and $119 million in unused letter of credit, bank guarantee and performance bond availability, of which $20 million of the total facility balances were fully cash collateralized. Additionally, as of June 30, 2009, lines of credit of $1,295 million were outstanding, with an additional $606 million available.

Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. (“PDVSA”). In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders.

Political Matters:

Turkey — Since November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.

Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. The compensation system consists of stranded costs compensation which is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market and additional fuel gas costs compensation. Both will be paid in quarterly installments of varying amounts. The payments started in August 2008. ENS received $18 million in 2008 and $14.6 million for the six months ended June 30, 2009 in stranded costs compensation and fuel gas compensation. The maximum remaining compensation, for stranded costs and fuel gas costs, attributable to ENS is 1.03 billion Polish zloty (approximately US $320 million based on the exchange rate as of June 30, 2009).

Venezuela — Accroven — Venezuela has nationalized a significant part of its hydrocarbon and electricity industries and changed its operation agreements to joint ventures with the state-owned oil company PDVSA (the only client of Accroven). PDVSA has recently indicated that it would like to own and operate Accroven. Accroven is currently in discussions with PDVSA to negotiate the terms of this transaction. It is possible that despite discussions between PDVSA and Accroven, we may not receive adequate compensation for our investment in Accroven, however, the Company does not believe that this will have a material adverse effect on its financial condition, results of operations or liquidity.

Litigation/Arbitration:

In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. In July 2009, the New York court dismissed CIESA’s complaint. CIESA has appealed this dismissal. Separately, in February 2009, AEI filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition and, in April 2009, the Company initiated bankruptcy proceedings against CIESA. In July 2009, the Argentine court ruled that if CIESA does not cure its insolvency status within 20 days of AEI serving this decision on CIESA, CIESA would be put into bankruptcy. We served this decision on CIESA on July 31, 2009. If CIESA does go into bankruptcy, AEI will request the enforcement of the debt before the bankruptcy court at the proof of claims stage.

The Company’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of June 30, 2009, the Company has accrued liabilities totaling approximately $106 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on managements’ assessment of the ultimate outcomes of the particular cases, and based on the Company’s general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, the Company accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. The Company does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on the Company’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that the Company could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at June 30, 2009.

Elektro — Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of June 30, 2009, the Company has accrued approximately $17 million related to these cases, excluding those described below.

In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging to or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.

In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $242 million (based on the exchange rate as of June 30, 2009) is due related to the tax periods involved. In June 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.

In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $30 million (based on the exchange rate as of June 30, 2009) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and the Company, therefore, cannot determine the amount of any potential loss at this time.

Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro accrued approximately $49 million as of June 30, 2009 and made a judicial deposit of approximately $21 million (based on the exchange rate as of June 30, 2009) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local accounting standards board), Elektro has reversed the reserve previously allocated for this contingency. However, the $21 million judicial deposit made by Elektro will not be released until the final decision by the supreme court on their appeal is made.

In March 2007, the Federal Labor District Attorney in Brazil filed a public lawsuit against Elektro seeking to prohibit the company from using contractors for certain of its core business activities. The District Attorney claimed that workers who render services for Elektro should be directly hired by the company rather than by a third party. In June 2009, the court ruled in favor of the Federal Labor District Attorney. Elektro has been advised by external counsel that they have reasonable arguments on which to challenge this decision and have filed an appeal with the Regional Labor Court. This appeal is currently pending. If the appeal is unsuccessful, the Company does not believe that this result would have a material adverse effect on its financial condition, results or operations, or liquidity.

EPE — On October 1, 2007, EPE received a notice from its off-taker, Furnas, purporting to terminate the power purchase agreement with EPE as a result of the current lack of gas supply from Bolivia described above. EPE notified Furnas that EPE believed that Furnas had no contractual basis to terminate the power purchase agreement and initiated an arbitration proceeding in accordance with the power purchase agreement. EPE amended its initial pleadings and requested the termination of the PPA based on Furnas default to make capacity payments. The tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. We expect a decision in this arbitration in 2009. If EPE is unable to satisfactorily resolve the dispute with Furnas, the operations of Cuiabá will be materially adversely effected with a corresponding negative impact on the Company’s financial performance and cash flows.

San Felipe Limited Partnership — Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of June 30, 2009, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to approximately $20 million at the exchange rates as of June 30, 2009) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $67 million as of June 30, 2009 with respect to the period from January 1998 through June 30, 2009 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.

DCL — DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors, which has delayed the repairs. On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of loans totaling PKR 3,704 million (equivalent to approximately $45 million at the exchange rates as of June 30, 2009). The lenders petitioned the courts to force a sale of all DCL’s assets and all of Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. In June 2009, DCL entered into loan agreements with its senior lenders and Sacoden pursuant to which the senior lenders and Sacoden made loans to DCL to fund its rehabilitation efforts. In connection with these loan agreements, DCL and Sacoden entered into a Standstill Agreement with the senior lenders pursuant to which the parties agreed to refrain from taking legal actions against each other for a specified period. Repairs to the plant are currently in progress.

DCL was party to a PPA with Karachi Electric Supply Corporation, or KESC, for the sale of all of the plant’s full output of power, which was terminated by KESC in April 2009. DCL has started discussions with KESC with respect to a new power purchase agreement and once the plant begins operating again, expects to sell power to KESC on an interim basis while a new power purchase agreement is being negotiated.

If DCL is unable to satisfactorily resolve the dispute with its lenders or enter into an acceptable power purchase agreement, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.

22.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and (gains) losses on disposition of assets). Operating income also includes equity income from unconsolidated affiliates due to the nature of operations in these affiliates.

The tables below present summarized financial data about AEI’s reportable segments:

As of and For the Three Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
June 30, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$455	$237	$51	$154	$982	$7	$(30)	$1,856
Equity income from unconsolidated affiliates	18	—	4	3	—	—	(2)	23
Operating income (loss)	80	40	29	27	33	(15)	(4)	190
Depreciation and amortization	32	11	5	5	14	2	—	69
Capital expenditures	42	2	3	28	14	3	—	92
Long lived assets as of June 30, 2009	2,998	1,267	680	898	916	3,019	(2,819)	6,959
Total assets as of June 30, 2009	3,891	2,140	833	1,171	1,400	3,182	(3,308)	9,309

As of December 31, 2008 and For the	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
Three Months Ended June 30, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$538	$283	$48	$145	$1,441	$6	$(27)	$2,434
Equity income from unconsolidated affiliates	20	2	8	3	—	—	—	33
Operating income (loss)	102	19	29	33	56	(34)	—	205
Depreciation and amortization	37	5	6	5	25	2	—	80
Capital expenditures	37	1	7	18	11	—	—	74
Long lived assets as of December 31, 2008	2,598	1,300	701	832	841	2,491	(2,392)	6,371
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
For the Six Months Ended June 30, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$917	$507	$99	$302	$1,925	$14	$(61)	$3,703
Equity income from unconsolidated affiliates	33	2	11	6	—	—	(2)	50
Operating income (loss)	184	76	61	65	67	(33)	(7)	413
Depreciation and amortization	61	22	10	11	22	3	—	129
Capital expenditures	77	6	5	44	29	5	—	166

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
For the Six Months Ended June 30, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$1,055	$557	$102	$271	$2,663	$12	$(56)	$4,604
Equity income from unconsolidated affiliates	38	5	17	8	1	—	(1)	68
Operating income (loss)	200	40	67	61	166	(44)	(14)	476
Depreciation and amortization	72	11	11	9	26	3	—	132
Capital expenditures	68	2	9	37	20	4	—	140

The tables below present revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the three and six months ended June 30, 2009 and 2008. Revenues are reported in the country in which they are earned.

	For the Three Months Ended June 30,
	Revenues		Operating Income
	2009	2008	2009	2008
	Millions of dollars (U.S.)

Colombia	$826	$1,037	$64	$90
Brazil	287	368	28	69
Chile	206	369	19	24
Panama	146	258	12	14
Turkey	76	51	13	(19)
El Salvador	57	43	4	4
Guatemala	50	62	8	13
China	34	28	4	(1)
Dominican Republic	38	77	22	12
Argentina	28	28	9	2
Other	108	113	7	(3)

Total	$1,856	$2,434	$190	$205

	For the Six Months Ended June 30,
	Revenues		Operating Income
	2009	2008	2009	2008
	Millions of dollars (U.S.)

Colombia	$1,612	$1,970	$148	$246
Brazil	598	732	93	122
Chile	415	709	36	43
Panama	279	410	20	24
Turkey	202	161	31	(3)
El Salvador	107	82	6	6
Guatemala	87	110	18	21
China	71	46	4	(6)
Dominican Republic	70	122	35	19
Argentina	59	56	14	5
Other	203	206	8	(1)

Total	$3,703	$4,604	$413	$476

23.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after the balance sheet date up through August 18, 2009, the date the consolidated financial statements were issued and determined that no additional disclosures are deemed necessary.

AEI AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Our Business
     AEI operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry. The Company groups its businesses into five reporting segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. For the three months ended June 30, 2009 and 2008, the Company generated consolidated revenues of $1.9 billion and $2.4 billion, respectively, consolidated operating income of $190 million and $205 million, respectively, consolidated net income of $181 million and $69 million, respectively, and net income attributable to AEI of $125 million and $51 million, respectively. For the six months ended June 30, 2009 and 2008, the Company generated consolidated revenues of $3.7 billion and $4.6 billion, respectively, consolidated operating income of $413 million, and $476 million, respectively, consolidated net income of $221 million and $230 million, respectively, and net income attributable to AEI of $168 million and $106 million, respectively.
     Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, cost of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.
     Most of our businesses’ revenues are related either to regulated tariffs or to long-term contracts, most of which include pass-through provisions for the cost of energy, fuel and gas. Our revenues and cost of sales may be significantly affected by the volatility in energy and fuel prices. Because of these pass-through provisions, fluctuations in revenues and cost of sales taken in absolute terms may themselves not be meaningful in the analysis of our financial results.
Revenues
•	Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs which are reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution cost of sales. Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between.
•	Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state controlled entities. Certain contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract.
•	Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.
•	Natural Gas Distribution revenues are primarily generated from service fees received based on regulated rates, set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.
•	Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and compressed natural gas (“CNG”). Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.
Cost of sales
     Power Distribution cost of sales relates directly to the purchase of wholesale energy either under long term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass through takes place through the tariff process. Therefore, increases and decreases in Power Distribution cost of sales directly impact Power Distribution revenues. The Power Generation segment cost of sales consists primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel cost of sales represents the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, significant costs of sales are not incurred in the Natural Gas Transportation and Services businesses because we do not purchase the commodities being transported.

Operating expenses
     Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, other charges and (gain) loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.
Foreign Currency
     The financial statements are reported in U.S. dollars. The financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars. Period-end and average foreign currency rates impact the Company’s financial position and results of operations.
     The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	June 30,		December 31,
	2009	2008	2008
Period-end exchange rates:
Brazilian real	1.96	1.61	2.40
Chilean peso	550	513	648
Colombian peso	2,090	1,903	2,253
Polish zloty	3.21	2.13	2.97

	For the Three Months		For the Six Months Ended
	Ended June 30,		June 30,
	2009	2008	2009	2008
Average period exchange rates:
Brazilian real	2.03	1.66	2.18	1.70
Chilean peso	559	470	579	467
Colombian peso	2,190	1,786	2,350	1,862
Polish zloty	3.24	2.19	3.40	2.29
     Source: Bloomberg financial website for June 2009 and December 2008; OANDA Corporation financial website for other periods presented.

AEI Results of Operations
     The results of the following companies are reflected in the results of continuing operations in the periods indicated:

For the Six Months Ended June 30,
	2009	2008
Power Distribution
Chilquinta.	Equity Method	Equity Method
Delsur.	Consolidated	Consolidated
EDEN.	Consolidated	Consolidated
Elektra.	Consolidated	Consolidated
Elektro.	Consolidated	Consolidated
Emdersa(1).	Equity Method	—
Luz del Sur.	Equity Method	Equity Method

Power Generation
Amayo(1).	Equity Method	—
Corinto(2).	Consolidated	Consolidated
Cuiabá — EPE.	Consolidated	Consolidated
DCL (3).	Consolidated	—
ENS.	Consolidated	Consolidated
Emgasud(3)(4).	Equity Method	—
Fenix(3).	Consolidated	Consolidated
Jaguar(3).	Consolidated	Consolidated
JPPC.	Consolidated	Consolidated
Luoyang(3).	Consolidated	Consolidated
PQP.	Consolidated	Consolidated
San Felipe.	Consolidated	Consolidated
Tipitapa(2)(3).	Consolidated	Consolidated
Trakya.	Consolidated	Consolidated

Natural Gas Transportation and Services
Accroven.	Equity Method	Equity Method
Centragas(5).	Equity Method	Equity Method
Cuiabá — GOB/GOM/TBS.	Consolidated	Consolidated
GBS(5).	Consolidated	Consolidated
GTB(6).	Cost Method	Cost Method
Promigas.	Consolidated	Consolidated
PSI(5).	Consolidated	Consolidated
TBG.	Cost Method	Cost Method
Transmetano(5).	Consolidated	Consolidated
Transoccidente(5).	Consolidated	Consolidated
Transoriente(5).	Equity Method	Equity Method
Transredes(6).	Cost Method	Cost Method

Natural Gas Distribution
BMG(3).	Consolidated	Consolidated
Cálidda.	Consolidated	Consolidated
Gases de Occidente(5).	Consolidated	Consolidated
Gases del Caribe(5).	Equity Method	Equity Method
Surtigas(5).	Consolidated	Consolidated
Tongda.	Consolidated	Consolidated

Retail Fuel
Gazel(5).	Consolidated	Consolidated
SIE(3)(5).	Consolidated	Consolidated

Other
Promitel(5).	Consolidated	Consolidated

(1)	The Company’s initial or additional interest was acquired during 2009. See Note 3 to the unaudited condensed consolidated financial statements.
(2)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. See Note 3 to the unaudited condensed consolidated financial statements.
(3)	The Company’s initial or additional interest was acquired during 2008.
(4)	In June 2009, the Company increased its ownership in Emgasud S.A. from 31.89% to 37.00%. See Note 3 to the unaudited condensed consolidated financial statements.
(5)	AEI ownership interest is held through its ownership in Promigas.
(6)	The Company’s ownership in Transredes, and therefore GTB, changed during the second quarter of 2008 due to the nationalization of Transredes. See Note 1 to the unaudited condensed consolidated financial statements.
     For the Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008
     The following discussion compares AEI’s results of continuing operations for the three and six months ended June 30, 2009 to the three and six months ended June 30, 2008.

Revenues
     The table below presents our consolidated revenues by significant geographical location for the three and six months ended June 30, 2009 and 2008. Revenues are reported in the country in which they are earned.

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Colombia	$826	$1,037	$1,612	$1,970
Brazil	287	368	598	732
Chile	206	369	415	709
Panama	146	258	279	410
Turkey	76	51	202	161
El Salvador	57	43	107	82
Guatemala	50	62	87	110
China	34	28	71	46
Dominican Republic	38	77	70	122
Argentina	28	28	59	56
Other	108	113	203	206

Total revenues	$1,856	$2,434	$3,703	$4,604

     The following table reflects revenues by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$455	$538	$917	$1,055
Power Generation	237	283	507	557
Natural Gas Transportation and Services	51	48	99	102
Natural Gas Distribution	154	145	302	271
Retail Fuel	982	1,441	1,925	2,663
Headquarters/Other/Eliminations	(23)	(21)	(47)	(44)

Total revenues	$1,856	$2,434	$3,703	$4,604

     Revenues decreased by $578 million to $1,856 million for the three months ended June 30, 2009 compared to $2,434 million for the three months ended June 30, 2008. The decrease was primarily due to the decrease in revenues at SIE ($465 million), Elektro ($68 million), San Felipe ($39 million) and Elektra ($29 million) as described below, partially offset by the increase in revenues at Trakya ($25 million) and Delsur ($14 million) as described below.
     Revenues decreased by $901 million to $3,703 million for the six months ended June 30, 2009 compared to $4,604 million for the six months ended June 30, 2008. The decrease was primarily due to the decrease in revenues at SIE ($749 million), Elektro ($116 million), San Felipe ($52 million), Elektra ($50 million) and PQP ($23 million) as described below, partially offset by acquisitions ($31 million) made in 2008 and the increase in revenues at Trakya ($41 million) and Delsur ($25 million) as described below.
Power Distribution
     Revenues from the Power Distribution segment decreased by $83 million to $455 million for the three months ended June 30, 2009 compared to $538 million for the three months ended June 30, 2008. The decrease was primarily due to decreased revenues at Elektro ($68 million) and Elektra ($29 million), partially offset by the increased revenues at Delsur ($14 million). The decreased revenues at Elektro were primarily due to the devaluation of the Brazilian real relative to the U.S. dollar. The decreased revenues at Elektra were primarily due to lower pricing ($32 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by lower fuel cost. The increased revenues at Delsur were primarily due to higher pricing ($16 million) as a result of the elimination of the government subsidy to power generators.

     Revenues from the Power Distribution segment decreased by $138 million to $917 million for the six months ended June 30, 2009 compared to $1,055 million for the six months ended June 30, 2008. The decrease was primarily due to decreased revenues at Elektro ($116 million) and Elektra ($50 million), partially offset by the increased revenues at Delsur ($25 million). The decreased revenues at Elektro were primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($154 million), partially offset by higher pricing ($33 million) as a result of both a favorable tariff adjustment that occurred in August 2008 and an unfavorable 2007 tariff adjustment that was implemented in 2009. The decreased revenues at Elektra were primarily due to lower pricing ($53 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff as a result of lower fuel costs. The increased revenues at Delsur were primarily due to higher pricing ($25 million) as a result of the elimination of the government subsidy to power generators.
     Power Generation
     Revenues from the Power Generation segment decreased by $46 million to $237 million for the three months ended June 30, 2009 from $283 million for the three months ended June 30, 2008. The decrease was primarily due to decreased revenues at San Felipe ($39 million), PQP ($12 million), ENS ($11 million), Corinto ($7 million) and JPPC ($6 million), partially offset by additional revenues from the acquisition of interests in Tipitapa ($6 million) and increased revenues at Trakya ($25 million). The decreased revenues at San Felipe and Corinto were primarily due to lower fuel prices which were passed on to their customers and lower generation volume as a result of lower dispatch orders primarily due to higher availability of hydro generation. The decreased revenues at PQP and JPPC were primarily due to lower fuel prices which were passed on to their customers, partially offset by higher generation volume as a result of higher dispatch orders primarily due to the unavailability of other generation units. The decreased revenues at ENS were primarily due to the devaluation of the Polish Zloty relative to the U.S. dollar. The increased revenues at Trakya were primarily due to higher generation volume compared to the second quarter of 2008 which was lower due to major plant maintenance, partially offset by lower fuel prices which were passed on to its customers.
     Revenues from the Power Generation segment decreased by $50 million to $507 million for the six months ended June 30, 2009 from $557 million for the six months ended June 30, 2008. The decrease was primarily due to decreased revenues at San Felipe ($52 million), PQP ($23 million), ENS ($13 million), Corinto ($12 million) and JPPC ($12 million), partially offset by additional revenues from the acquisition of interests in Luoyang ($11 million) and Tipitapa ($15 million) and the increased revenues at Trakya ($41 million). The decreased revenues at San Felipe and Corinto were primarily due to lower fuel prices which were passed on to their customers and lower generation volume as a result of lower dispatch orders primarily due to higher availability of hydro generation. The decreased revenues at PQP and JPPC were primarily due to lower fuel prices which were passed on to their customers, partially offset by higher generation volume as a result of higher dispatch orders primarily due to the unavailability of other generation units. The decreased revenues at ENS were primarily due to the devaluation of the Polish Zloty relative to the U.S. dollar, partially offset by the stranded cost and fuel cost compensation obtained from the Polish government as a result of the voluntary termination of its Power Purchase Agreement (“PPA”) effective on April 1, 2008. The increased revenues at Trakya were primarily due to higher generation volume compared to the second quarter of 2008 which was lower due to major plant maintenance.
Natural Gas Transportation and Services
     Revenues from the Natural Gas Transportation and Services segment increased by $3 million to $51 million for the three months ended June 30, 2009 compared to $48 million for the three months ended June 30, 2008. The increase was primarily due to higher revenues generated at the ancillary service business at Promigas as a result of a favorable tariff increase in June and December of 2008.
     Revenues from the Natural Gas Transportation and Services segment decreased by $3 million to $99 million for the six months ended June 30, 2009 compared to $102 million for the six months ended June 30, 2008. The decrease was primarily due to lower revenues generated at Promigas as a result of lower transportation volume primarily due to lower industrial and generation demand for gas, partially offset by higher revenues generated at the ancillary service business at Promigas as a result of the above favorable tariff increase.

Natural Gas Distribution
     Revenues from the Natural Gas Distribution segment increased by $9 million to $154 million for the three months ended June 30, 2009 compared to $145 million for the three months ended June 30, 2008. The increase was primarily due to increased revenues at Cálidda ($5 million) and BMG ($6 million). The increased revenues at Cálidda were primarily due to the higher volume distributed as a result of an increased customer base. The increased revenues at BMG were primarily due to increased connection fee and construction fee revenues as a result of an increased customer base.
     Revenues from the Natural Gas Distribution segment increased by $31 million to $302 million for the six months ended June 30, 2009 compared to $271 million for the six months ended June 30, 2008. The increase was primarily due to increased revenues at Promigas’ subsidiaries ($12 million), Cálidda ($9 million) and BMG ($11 million). The increased revenues at Promigas’ subsidiaries were primarily due to higher distribution volumes as a result of higher customer demand and higher distribution tariffs, partially offset by the devaluation of the Colombian peso relative to the U.S. dollar. The increased revenues at Cálidda were primarily due to the higher volume distributed as a result of an increased customer base. The increased revenues at BMG were primarily due to the Company’s acquisition of an additional interest in BMG on January 30, 2008 ($5 million) and the increased revenues as a result of the increased connection fee and construction fee revenues ($6 million).
Retail Fuel
     Revenues from the Retail Fuel segment decreased by $459 million to $982 million for the three months ended June 30, 2009 compared to $1,441 million for the three months ended June 30, 2008. The decrease was primarily due to decreased revenues at SIE ($465 million). The decreased revenues at SIE were primarily due to the devaluation of the Colombian and Chilean pesos based on the average rates for the second three months of each year relative to the U.S. dollar, lower retail fuel prices passed on to customers and generally lower aviation fuel prices which are based on regulatory set rates.
     Revenues from the Retail Fuel segment decreased by $738 million to $1,925 million for the six months ended June 30, 2009 compared to $2,663 million for the six months ended June 30, 2008. The decrease was primarily due to the devaluation of the Colombian and Chilean pesos based on the average rates for the first six months of each year relative to the U.S. dollar and lower prices as discussed above.
Cost of Sales
     The following table reflects cost of sales by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$291	$333	$563	$648
Power Generation	169	218	371	438
Natural Gas Transportation and Services	4	4	7	7
Natural Gas Distribution	98	92	191	173
Retail Fuel	881	1,310	1,735	2,428
Headquarters/Other/Eliminations	(25)	(26)	(51)	(52)

Total cost of sales	$1,418	$1,931	$2,816	$3,642

     Cost of sales decreased by $513 million to $1,418 million for the three months ended June 30, 2009 compared to $1,931 million for the three months ended June 30, 2008. The decrease was primarily due to the decrease in cost of sales at SIE ($435 million), San Felipe ($46 million), Elektra ($30 million) and Elektro ($24 million) as described below, partially offset by the increase in cost of sales at Delsur ($15 million) and Trakya ($13 million) as described below.
     Cost of sales decreased by $826 million to $2,816 million for the six months ended June 30, 2009 compared to $3,642 million for the six months ended June 30, 2008. The decrease was primarily due to the decrease in cost of sales at SIE ($700 million), San Felipe ($66 million), Elektro ($56 million), Elektra ($50 million) and PQP ($20 million) as described below, partially offset by the increase in cost of sales at Trakya ($29 million) and Delsur ($25 million) as described below.

Power Distribution
     Cost of sales for the Power Distribution segment decreased by $42 million to $291 million for the three months ended June 30, 2009 compared to $333 million for the three months ended June 30, 2008. The decrease was primarily due to decreased cost of sales at Elektra ($30 million) and Elektro ($24 million), partially offset by increased cost of sales at Delsur ($15 million). The decreased cost of sales at Elektra was primarily due to lower average price of purchased electricity ($34 million) as a result of decreased fuel costs. The decreased cost of sales at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($37 million), partially offset by higher energy prices and transportation charges ($15 million). The increased cost of sales at Delsur was primarily due to the higher average price of purchased electricity ($16 million) as a result of the elimination of the government subsidy to power generators.
     Cost of sales for the Power Distribution segment decreased by $85 million to $563 million for the six months ended June 30, 2009 compared to $648 million for the six months ended June 30, 2008. The decrease was primarily due to decreased cost of sales at Elektro ($56 million) and Elektra ($50 million), partially offset by increased cost of sales at Delsur ($25 million). The decreased cost of sales at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($82 million), partially offset by higher energy prices and transportation charges ($23 million). The decreased cost of sales at Elektra was primarily due to a lower average price of purchased electricity ($56 million) as a result of decreased fuel costs. The increased cost of sales at Delsur was primarily due to the higher average price of purchased electricity ($25 million) as a result of the elimination of the government subsidy to power generators.
Power Generation
     Cost of sales for the Power Generation segment decreased by $49 million to $169 million for the three months ended June 30, 2009 compared to $218 million for the three months ended June 30, 2008. The decrease was primarily due to decreased cost of sales at San Felipe ($46 million), PQP ($7 million), Corinto ($6 million) and ENS ($5 million), partially offset by increased cost of sales at Trakya ($13 million) and the additional cost of sales from the acquisition of an interest in Tipitapa in June 2008 ($4 million). The decreased cost of sales at San Felipe and Corinto was primarily due to lower fuel prices and reduced generation due to lower dispatch orders primarily due to higher availability of hydro generation. The decreased cost of sales at PQP was primarily due to the lower fuel prices, partially offset by higher generation volume primarily due to the unavailability of other generation units. The decreased cost of sales at ENS was primarily due to the devaluation of the Polish Zloty relative to the U.S. dollar ($7 million). The increased cost of sales at Trakya was primarily due to higher generation volume compared to the second quarter of 2008 which was lower due to major plant maintenance, partially offset by lower fuel prices.
     Cost of sales for the Power Generation segment decreased by $67 million to $371 million for the six months ended June 30, 2009 compared to $438 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased cost of sales at San Felipe ($66 million), PQP ($20 million), Corinto ($12 million), ENS ($8 million) and JPPC ($7 million), partially offset by the increased cost of sales at Trakya ($29 million) and the additional cost of sales from the acquisition of interests in Tipitapa ($11 million) and Luoyang ($8 million) during June and February 2008, respectively. The decreased cost of sales at San Felipe and Corinto was primarily due to lower fuel prices and reduced generation volume due to lower dispatch orders primarily due to higher availability of hydro generation. The decreased cost of sales at PQP and JPPC was primarily due to the lower fuel prices, partially offset by higher generation volume primarily due to the unavailability of other generation units. The decreased cost of sales at ENS was primarily due to the devaluation of the Polish Zloty relative to the U.S. dollar ($14 million), partially offset by higher gas prices ($6 million). The increased cost of sales at Trakya was primarily due to higher generation volume compared to the second quarter of 2008 which was lower due to major plant maintenance.
Natural Gas Transportation and Services
     Cost of sales for the Natural Gas Transportation and Services segment were $4 million for the three months ended June 30, 2009 and 2008 primarily associated with Promigas and TBS which incur marginal costs for the purchase of gas and management services.
     Cost of sales for the Natural Gas Transportation and Services segment were $7 million for the six months ended June 30, 2009 and 2008 associated with Promigas and TBS.

Natural Gas Distribution
     Cost of sales for the Natural Gas Distribution segment increased by $6 million to $98 million for the three months ended June 30, 2009 compared to $92 million for the three months ended June 30, 2008. The increase was primarily due to the increased cost of sales at Cálidda primarily due to higher distribution volume as a result of an increased customer base.
     Cost of sales for the Natural Gas Distribution segment increased by $18 million to $191 million for the six months ended June 30, 2009 compared to $173 million for the six months ended June 30, 2008. The increase was primarily due to the increased cost of sales at Promigas subsidiaries ($9 million) and Cálidda ($7 million). The increased cost of sales at Promigas’ subsidiaries was primarily due to higher customer demand and higher natural gas wellhead prices, partially offset by the devaluation of the Colombian peso relative to the U.S. dollar. The increased cost of sales at Cálidda was primarily due to higher distribution volume as a result of an increased customer base.
Retail Fuel
     Cost of sales for the Retail Fuel segment decreased by $429 million to $881 million for the three months ended June 30, 2009 compared to $1,310 million for the three months ended June 30, 2008. The decrease was primarily due to the decreased cost of sales at SIE ($435 million) as a result of the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and a decrease in fuel prices.
     Cost of sales for the Retail Fuel segment decreased by $693 million to $1,735 million for the six months ended June 30, 2009 compared to $2,428 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased cost of sales at SIE ($700 million) as a result of the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and a decrease in fuel prices.
Operating Expenses
Operations, Maintenance and General and Administrative Expenses
     The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$64	$80	$130	$160
Power Generation	16	38	38	67
Natural Gas Transportation and Services	15	18	28	32
Natural Gas Distribution	26	19	39	35
Retail Fuel	49	43	92	109
Headquarters/Other/Eliminations	17	23	37	46

Total operations, maintenance and general and administrative expenses	$187	$221	$364	$449

     Operations, maintenance and general and administrative expenses decreased by $34 million to $187 million for the three months ended June 30, 2009 compared to $221 million for the three months ended June 30, 2008. The overall general decrease was in part due to the appreciation of the U.S. dollar and AEI’s focus on conserving cash in response to the global economic crisis. This effort resulted in a decrease in operations, maintenance and general and administrative expenses across most areas of the Company. The decrease was primarily due to decreases at Trakya ($22 million) and Elektro ($11 million) as described below. In addition, the operations, maintenance and general and administrative expenses at the parent level decreased by $6 million as a result of the decreased expenses for outside services and professional fees.

     Operations, maintenance and general and administrative expenses decreased by $85 million to $364 million for the six months ended June 30, 2009 compared to $449 million for the six months ended June 30, 2008. The overall general decrease was in part due to the appreciation of the U.S. dollar and AEI’s focus on conserving cash in response to the global economic crisis as described above. The decrease was primarily due to decreases at Elektro ($26 million), Trakya ($23 million) and SIE ($19 million) as described below. In addition, the operations, maintenance and general and administrative expenses at the parent level decreased by $9 million as a result of the decreased expenses for outside services and professional fees.
Power Distribution
     Operations, maintenance and general and administrative expenses for the Power Distribution segment decreased by $16 million to $64 million for the three months ended June 30, 2009 compared to $80 million for the three months ended June 30, 2008. The decrease was primarily due to decreases at Elektro ($11 million) and EDEN ($5 million). The decrease at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar and reduced operations, maintenance and general and administrative expenses in many areas as a result of the increased focus on conserving cash. The decrease at EDEN ($5 million) was primarily associated with the reversal of a previously accrued penalty provision related to operations that was authorized by the Argentine government in May 2009.
     Operations, maintenance and general and administrative expenses for the Power Distribution segment decreased by $30 million to $130 million for the six months ended June 30, 2009 compared to $160 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at Elektro ($26 million) and EDEN ($3 million) as described above.
Power Generation
     Operations, maintenance and general and administrative expenses for the Power Generation segment decreased by $22 million to $16 million for the three months ended June 30, 2009 compared to $38 million for the three months ended June 30, 2008. The decrease was primarily due to a decrease at Trakya ($22 million) as a result of the absence of cost related to major plant maintenance performed during the second quarter of 2008.
     Operations, maintenance and general and administrative expenses for the Power Generation segment decreased by $29 million to $38 million for the six months ended June 30, 2009 compared to $67 million for the six months ended June 30, 2008. The decrease was primarily due to a decrease at Trakya ($23 million) as described above.
Natural Gas Transportation and Services
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $3 million to $15 million for the three months ended June 30, 2009 compared to $18 million for the three months ended June 30, 2008. The decrease was primarily due to the decreases at Promigas and its subsidiaries as a result of the devaluation of the Colombian peso relative to the U.S. dollar.
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $4 million to $28 million for the six months ended June 30, 2009 compared to $32 million for the six months ended June 30, 2008. The decrease was primarily due to decreases at Promigas and its subsidiaries as a result of the devaluation of the Colombian peso relative to the U.S. dollar.
     Natural Gas Distribution
     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $7 million to $26 million for the three months ended June 30, 2009 compared to $19 million for the three months ended June 30, 2008. The increase was primarily due to increases in provisions for doubtful accounts and outside services at one of Promigas’ subsidiaries and an increase in professional fees at other subsidiaries.

     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $4 million to $39 million for the six months ended June 30, 2009 compared to $35 million for the six months ended June 30, 2008. The increase was primarily due to an increase in professional fees at certain subsidiaries.
     Retail Fuel
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment increased by $6 million to $49 million for the three months ended June 30, 2009 compared to $43 million for the three months ended June 30, 2008. The increase was primarily due to the increased operations, maintenance and general and administrative expenses at SIE as a result of an increase in maintenance and operating lease expenses due to an increase in the number of gas stations and higher rental expenses, partially offset by the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar.
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment decreased by $17 million to $92 million for the six months ended June 30, 2009 compared to $109 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at SIE as a result of the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar, partially offset by an increase in maintenance and operating lease expenses due to the increase in the number of gas stations and higher rental expenses.
     Depreciation and Amortization
     The following table reflects depreciation and amortization expense by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$32	$37	$61	$72
Power Generation	11	5	22	11
Natural Gas Transportation and Services	5	6	10	11
Natural Gas Distribution	5	5	11	9
Retail Fuel	14	25	22	26
Headquarters/Other/Eliminations	2	2	3	3

Total depreciation and amortization expenses	$69	$80	$129	$132

     Total depreciation and amortization expenses decreased by $11 million to $69 million for the three months ended June 30, 2009 compared to $80 million for the three months ended June 30, 2008. The decrease was primarily due to the decreased depreciation and amortization expenses at Elektro ($6 million) as a result of the devaluation of the Brazilian real relative to the U.S. dollar.
     Total depreciation and amortization expenses decreased by $3 million to $129 million for the six months ended June 30, 2009 compared to $132 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased depreciation and amortization expenses at Elektro ($12 million) as a result of the devaluation of the Brazilian real relative to the U.S. dollar, partially offset by the additional depreciation and amortization expenses from acquisitions made in 2008 ($5 million) and the increased depreciation and amortization expenses at EPE ($3 million) as a result of the termination of lease accounting treatment for its power supply agreement as of December 31, 2008.
(Gain) Loss on Disposition of Assets
     During the three months ended June 30, 2009, AEI recorded a net loss on disposition of assets totaling $5 million compared to a net loss of $15 million for the three months ended June 30, 2008. The loss in 2009 was primarily related to the ordinary course sale of operating equipment of Elektro. During the three months ended June 30, 2008, AEI recognized a loss of $14 million on the sale of debt securities of Gas Argentina S.A.

     During the six months ended June 30, 2009, AEI recorded a net loss on disposition of assets totaling $10 million compared to a net gain of $53 million for the six months ended June 30, 2008. The loss in 2009 was primarily related to the ordinary course sale of operating equipment of Elektro. During the six months ended June 30, 2008, AEI recognized a gain of $74 million on the sale of 46% of Gazel when exchanged for a 17% additional interest in SIE, partially offset by a loss of $14 million on the sale of debt securities of Gas Argentina S.A. See Note 5 to the unaudited condensed consolidated financial statements.
Equity Income from Unconsolidated Affiliates
     The following table reflects equity income from unconsolidated affiliates by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$18	$20	$33	$38
Power Generation	—	2	2	5
Natural Gas Transportation and Services	4	8	11	17
Natural Gas Distribution	3	3	6	8
Retail Fuel	—	—	—	1
Headquarters/Other/Eliminations	(2)	—	(2)	(1)

Total equity income from unconsolidated affiliates	$23	$33	$50	$68

     Equity income from unconsolidated affiliates decreased by $10 million to $23 million for the three months ended June 30, 2009 compared to $33 million for the three months ended June 30, 2008. The decrease was primarily due to the decreased equity income at Transredes ($4 million), Chilquinta ($2 million) and Subic ($2 million). Transredes is no longer accounted for as an equity investment due to the nationalization of Transredes during the second quarter of 2008. The decreased equity income at Chilquinta was primarily due to the devaluation of the Chilean Peso relative to the U.S. dollar. The decreased equity income at Subic was primarily due to the expiration of the 15-year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) in February 2009, which required the Company to turn over the plant to the NPC.
     Equity income from unconsolidated affiliates decreased by $18 million to $50 million for the six months ended June 30, 2009 compared to $68 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased equity income at Transredes ($8 million), Chilquinta ($5 million) and Subic ($3 million) as described above.
Operating Income
     As a result of the factors discussed above, AEI’s operating income for the three months ended June 30, 2009 decreased by $15 million to $190 million compared to $205 million for the three months ended June 30, 2008, and operating income for the six months ended June 30, 2009 decreased by $63 million to $413 million compared to $476 million for the six months ended June 30, 2008. The following table reflects the contribution of each segment to operating income in the comparative periods:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$80	$102	$184	$200
Power Generation	40	19	76	40
Natural Gas Transportation and Services	29	29	61	67
Natural Gas Distribution	27	33	65	61
Retail Fuel	33	56	67	166
Headquarters/Other/Eliminations	(19)	(34)	(40)	(58)

Total operating income	$190	$205	$413	$476

     Operating income in the Retail Fuel segment decreased $99 million to $67 million for the six months ended June 30, 2009 compared to $166 million for the six months ended June 30, 2008 primarily due to the recognition of a $74 million gain in the first quarter of 2008 representing the gain on the sale of 46% of Gazel when exchanged for a 17% additional interest in SIE. See Note 3 to the unaudited condensed consolidated financial statements. Operating income in the Power Generation segment increased for the three and six months ended June 30, 2009, primarily at Trakya and San Felipe for the reasons described above.
Interest Income
     Interest income was $18 million for both of the three months ended June 30, 2009 and 2008. Of the interest income earned during the three months ended June 30, 2009 and 2008, 56% was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers.
     Interest income decreased by $6 million to $35 million for the six months ended June 30, 2009 compared to $41 million for the six months ended June 30, 2008. Of the interest income earned during the six months ended June 30, 2009 and 2008, 49% and 52%, respectively, was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The decrease at Elektro was primarily due to the devaluation of Brazilian real relative to the U.S. dollar.
Interest Expense
     Interest expense decreased by $21 million to $80 million for the three months ended June 30, 2009 compared to $101 million for the three months ended June 30, 2008. The decrease was primarily due to the decreased interest expense at Elektro, Promigas and the parent level, partially offset by increased interest expense at various operating companies. Interest expense at Elektro decreased by $13 million to $11 million due primarily to lower interest rates and the devaluation of the Brazilian real relative to the U.S. dollar. Interest expense at Promigas decreased by $10 million to $22 million due primarily to the lower interest rate on variable rate debt and the devaluation of the Colombian peso relative to the U.S. dollar based on the average exchange rates in the second quarter of 2009 when compared to the average rates in the same quarter of 2008. Interest expense at the parent level decreased by $3 million to $28 million due primarily to the conversion of PIK notes and lower interest rates on variable rate debt.
     Interest expense decreased by $34 million to $159 million for the six months ended June 30, 2009 compared to $193 million for the six months ended June 30, 2008. The decrease was primarily due to the decreased interest expense at Elektro and the parent level. Interest expense at Elektro decreased by $24 million to $18 million due primarily to lower interest rates and the devaluation of Brazilian real relative to the U.S. dollar. Interest expense at the parent level decreased by $10 million to $58 million for the reasons discussed above.
Foreign Currency Transaction Gain (Loss), Net
     Total foreign currency transaction gains were $45 million for the three months ended June 30, 2009 compared to foreign currency transaction losses of $7 million for the three months ended June 30, 2008. During the three months ended June 30, 2009, the foreign currency transaction gains were primarily associated with U.S. dollar denominated debt instruments ($152 million as of June 30, 2009) held by Promigas and certain of its subsidiaries as a result of the appreciation of the Colombian peso relative to the U.S. dollar in the second quarter of 2009. During the three months ended June 30, 2008, the foreign currency transaction losses were primarily associated with the U.S. dollar denominated debt instruments ($305 million as of June 30, 2008) held by Promigas and certain of its subsidiaries as a result of the devaluation of the Colombian peso relative to the U.S. dollar, partially offset by foreign currency gains due to the revaluation of a portion of the lease investments at EPE, accounted for as a lease through December 31, 2008, as a result of the appreciation of the Brazilian real relative to the U.S. dollar.
     Total foreign currency transaction gains were $6 million for the six months ended June 30, 2009 compared to foreign currency transaction gains of $23 million for the six months ended June 30, 2008. During the six months ended June 30, 2009, the foreign currency transaction gains were primarily associated with U.S. dollar denominated debt instruments ($152 million as of June 30, 2009) discussed above. During the six months ended June 30, 2008, the foreign currency transaction gains were primarily associated with the revaluation of a portion of the lease investments at EPE as a result of the appreciation of the Brazilian real relative to the U.S. dollar and the revaluation of the U.S. dollar denominated debt instruments ($305 million as of June 30, 2008) held by Promigas and certain of its subsidiaries as a result of the appreciation of the Colombian peso relative to the U.S. dollar.
Other Income (Expense)
     AEI recognized $56 million and $50 million of other income for the three months and six months ended June 30, 2009, respectively, compared to $5 million of other expense and $2 million of other income for the three and six months ended June 30, 2008, respectively. The income recognized in 2009 was primarily due to a reversal of a provision in the second quarter. Elektro had previously accrued approximately $49 million associated with the calculation of the required social contribution on revenue and the contribution to the government social integration program. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change in the methodology by which such contributions should be calculated. See Note 4 to the unaudited condensed consolidated financial statements.
Provision for Income Taxes
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The provision for income taxes for the three months ended June 30, 2009 and 2008 was $51 million and $41 million, respectively. The estimated effective income tax rate for the three months ended June 30, 2009 and 2008 was 22.0% and 37.3%, respectively. The decrease in the effective tax rate for the second quarter of 2009 was primarily due to the reversal of San Felipe accruals for uncertain tax positions due to the expiration of the statute of limitations and the reversal of a provision at EDEN due to the expiration of a statute of limitations. The effective tax rate exceeds the Cayman statutory rate of 0% primarily due to losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided.
     The provision for income taxes for the six months ended June 30, 2009 and 2008 was $127 million and $119 million, respectively. The estimated effective income tax rate for the six months ended June 30, 2009 and 2008 was 36.5% and 34.1%, respectively, which was higher than the statutory rate primarily due to losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for this period.
Noncontrolling Interests
     The following table reflects the main components of net income — noncontrolling interests:

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Promigas	$51	$8	$48	$124
Cuiaba	(4)	2	(10)	(6)
Trakya	5	(2)	11	3
DCL	(2)	—	(4)	—
Elektra	3	2	5	4
Other	3	8	3	(1)

Total net income — noncontrolling interests	$56	$18	$53	$124

     Net income — noncontrolling interests increased by $38 million to $56 million for the three months ended June 30, 2009 compared to $18 million for the three months ended June 30, 2008. The increase was primarily due to higher consolidated income for subsidiaries with noncontrolling interests, particularly Trakya for the second quarter of 2009, partially offset by the losses incurred during the second quarter of 2009 at Cuiaba and DCL, each of which has noncontrolling interests.

     Net income — noncontrolling interests decreased by $71 million to $53 million for the six months ended June 30, 2009 compared to $124 million for the six months ended June 30, 2008. The decrease was primarily due to the impact of the noncontrolling interest share of the Promigas gain ($55 million) on its sale of 46% of Gazel to noncontrolling shareholders of SIE during the first quarter of 2008 and the lower consolidated net income for the six months ended June 30, 2009. In addition, the Company incurred losses during the first six months of 2009 at Cuiaba and DCL, each of which has noncontrolling interests.
Net Income Attributable to AEI
     As a result of the factors discussed above, net income attributable to AEI for the three and six months ended June 30, 2009 was $125 million and $168 million, respectively, compared to net income attributable to AEI of $51 million and $106 million for the three and six months ended June 30, 2008, respectively.
Capital Resources and Liquidity
     Capital Expenditures
     For 2009, capital spending is expected to total $593 million, of which $144 million, $143 million and $137 million correspond to capital expenditures at Elektro, development projects and Promigas (including its consolidated subsidiaries), respectively. Capital expenditures were $166 million and $140 million for the six months ended June 30, 2009 and 2008, respectively. Planned capital expenditures for 2009 include spending on asset base expansions at certain Power Distribution, Natural Gas Distribution and Natural Gas Transportation projects, additional stations and upgrades in the Retail Fuel segment, new project construction expenditures in the Power Generation segment, and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.
     Cash Flows for the Six Months Ended June 30, 2009 and June 30, 2008
     Cash Flows from Operating Activities
     Cash provided by operating activities was $296 million in the first six months of 2009 compared to $172 million in the first six months of 2008 representing an increase of $124 million. The increase in cash flows from operating activities is the combined result of an increase of $129 million in net income after removing non-cash items, partially offset by the increased cash outflow of $5 million related to net changes in operating assets and liabilities. During the first six months of 2009, accounts receivable decreased by $8 million compared to a $107 increase for the same period in 2008; accounts payable decreased by $24 million compared to a $120 increase for the same period in 2008; inventory increased $2 million compared to a $71 increase for the same period in 2008. The changes discussed above were impacted by changes in foreign exchange rates, primarily at Elektro and Promigas and by fluctuations of energy prices for the comparative periods. The $58 million negative impact from other operating activities was primarily due to the decrease of Elektro’s provisions related to social contributions and Trakya’s payment on its Cost Increase Protocol (“CIP”). Non-cash adjustments to net income in 2009 increased in the first six months of 2009 compared to 2008 primarily due to Trakya’s CIP, which resulted in decreases in deferred revenue in the first six months of 2008. Additionally, in the first six months of 2008 the Company recorded a non-cash gain on the disposition of assets of $74 million from the acquisition of additional interests in SIE in exchange for Gazel.
     Cash Flows from Investing Activities
     Cash used by investing activities for the six months ended June 30, 2009 was $104 million compared to $275 million for the six months ended June 30, 2008. During the first six months of 2009, the Company received the second payment of $60 million from YPFB related to the sale of its investment in Transredes. During the first six months of 2008, the Company received proceeds of $38 million from the sale of interests in debt securities of Gas Argentino S.A. Capital expenditures increased by $26 million to $166 million for the first six months of 2009 compared to $140 million for the same period in 2008 due to expansion in the Company’s asset base and new project construction during 2009. The Company paid cash of $22 million for the acquisitions of equity interest in Emdersa and an additional equity interest in Emgasud in the first six months of 2009, compared to $219 million in the same period of 2008 for the acquisitions of Luoyang, Fenix, Tipitapa and additional interests in BMG and subsidiaries of Promigas. During the first six months of 2009, there were no cash and cash equivalents acquired compared to $75 million in the same period of 2008 from the acquisitions noted above. During the first six months of 2009, the Company contributed $7 million in Promigas’ unconsolidated investments for project expansion. Additionally, restricted cash decreased by $26 million during the first six months of 2009 due primarily to the repayment of Cálidda’s subordinated loan, which released the restriction on cash.
     Cash Flows from Financing Activities
     Cash used in financing activities for the six months ended June 30, 2009 was $412 million compared to $90 million of cash provided by financing activities for the six months ended June 30, 2008. During the first six months of 2009, AEI made repayments of $337 million under its Revolving Credit Facility; Cálidda repaid its subordinated loan of $47 million; AEI purchased $10 million of outstanding debt held by EDEN; Promigas refinanced $131 million of its U.S dollar denominated debt through Colombian peso denominated notes; Elektro issued unsecured commercial paper totaling 120 million Brazilian reais (approximately U.S. $61 million) (see Note 14 to the unaudited condensed consolidated financial statements). For the first six months of 2008, the Company sold 12.5 million of its ordinary shares to GIC and received $200 million in proceeds. Additionally, Elektro and Promigas increased borrowings by $22 million and $113 million, respectively, for financing of capital expenditures, while the Company used a portion of the stock issuance proceeds previously mentioned to repay $162 million of its revolving credit facility and Trakya repaid $24 million of its long-term debt.
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